Exhibit (c)(i)

                    MRI BUSINESS PROPERTIES FUND, LTD. III

                                  NOTE 2 TO

                       CONSOLIDATED FINANCIAL STATEMENTS

                         YEAR ENDED SEPTEMBER 30, 1994


2.  TRANSACTIONS WITH THE GENERAL PARTNER AND AFFILIATES

  In accordance with the Partnership Agreement, the Partnership may be charged by the general partner and affiliates for services provided to the Partnership. From March 1988 to December 1992 such amounts were assigned pursuant to a services agreement by the general partner and affiliates to Metric Realty Services, L.P. ("MRS"), which performed partnership management and other services for the Partnership. On January 1, 1993, Metric Management, Inc., predecessor to MRS, a company which is not affiliated with the general partner, commenced providing certain property and portfolio management services to the Partnership under a new services agreement. As provided in the new services agreement effective January 1, 1993, no reimbursements were made to the general partner and affiliates after December 31, 1992. Subsequent to December 31, 1992, reimbursements were made to Metric Management, Inc. On December 16, 1993, the service agreement with Metric Management, Inc. was modified and, as a result thereof, the Partnership's general partner assumed responsibility for various partnership services between December 23, 1993 and April 1, 1994. Related party expenses for the years ended September 30, 1994, 1993 and 1992 are as follows:

                                              1994       1993       1992
                                            --------   --------    --------
  Reimbursement of expenses:

    Partnership accounting and
      investor services                     $102,000    $52,000    $218,000
    Professional services                     12,000     11,000      44,000
                                            --------    -------    --------
    Total                                   $114,000    $63,000    $262,000
                                            ========    =======    ========

  In accordance with the Partnership Agreement, the general partner receives cash distributions as follows: (1) a Partnership management incentive equal to an allocation of ten percent determined on a cumulative, noncompounded basis, of cash available for distribution (as defined in the Partnership Agreement) which is distributed to partners, and (2) a continuing interest representing two percent of cash available for distribution distributed to partners remaining after the allocation of the Partnership management incentive. Subsequent to December 31, 1986, the Partnership management incentive is subordinated to certain cash distributions to the unit holders. There were no cash distributions to the general partner for the years ended September 30, 1994, 1993 and 1992.


  In accordance with the Partnership Agreement, the general partner is entitled to receive an allocation of net income (loss) and taxable income (loss) of two percent.